恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

82-1561

05011639

Our Ref.: HASE/TL/HL/04220

25th July, 2005

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Announcement:
Proposed privatisation of Henderson China Holdings Limited ("HCHL") by Henderson Land Development Company Limited (the "Company") by way of a scheme of arrangement
– Results of Court Meeting and Special General Meeting and Resumption of Trading in shares of HCHL

We enclose for your information a copy of the Company's announcement on 22nd July, 2005 in relation to the results of Court Meeting and Special General Meeting of HCHL and resumption of trading in shares of HCHL, which is advertised in newspapers today.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0012)

恒基中國集團有限公司*
HENDERSON CHINA HOLDINGS LIMITED
Incorporated in Bermuda with limited liability
(Stock Code: 0246)

JOINT ANNOUNCEMENT

PROPOSED PRIVATISATION OF HENDERSON CHINA HOLDINGS LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT

(Under Section 99 of the Companies Act 1981 of Bermuda)

RESULTS OF COURT MEETING AND SPECIAL GENERAL MEETING

AND RESUMPTION OF TRADING

Financial Adviser to Henderson Land Development Company Limited

Morgan Stanley

RESULTS OF THE COURT MEETING AND THE SPECIAL GENERAL MEETING

The Scheme was approved at the Court Meeting and the Special General Meeting.

CURRENT STATUS OF THE CONDITIONS OF THE PROPOSAL

Shareholders and/or potential investors in HCHL should be aware that the implementation of the Proposal and the Scheme is still subject to the Conditions (c) and (d) as set out in the Scheme Document being fulfilled, and thus the Proposal and the Scheme may or may not become effective. Subject to such Conditions of the Proposal being fulfilled, the Scheme is expected to become effective on the Effective Date, which is expected to be Friday, 12th August, 2005 (Bermuda time). The Scheme will lapse if it does not become effective on or before 30th November, 2005 or such later date as HLD and HCHL may agree or, to the extent applicable, as the Supreme Court may allow and the Shareholders will be notified accordingly by press announcement(s).

Shareholders and/or potential investors in HCHL are advised to exercise extreme caution when dealing in the Shares.

CLOSURE OF REGISTERS, REGISTRATION AND PAYMENT

In order to establish entitlements to the Cancellation Price under the Scheme, the registers of members of HCHL in Bermuda and in Hong Kong will be closed immediately after 4:00 p.m. on Thursday, 11th August, 2005, or such other date as may be notified to the Scheme

Shareholders by press announcements and the last day for dealing in the Shares on the Stock Exchange will be Monday, 8th August, 2005. **In order to qualify for entitlements under the Scheme, the Scheme Shareholders or their successors in title should ensure that their Shares are registered or lodged for registration in their names or in the names of their nominees before the Register is closed. HCHL's branch share registrar in Hong Kong is Computershare Hong Kong Investor Services Limited at Shops 1712-1716 Hopewell Centre, 183 Queen's Road East, Hong Kong.** If the Scheme becomes effective, cheques for cash entitlements to the Cancellation Price are expected to be sent on or before Monday, 22nd August, 2005 to the Scheme Shareholders whose names appear on the Register at 5:00 p.m. on Friday, 12th August, 2005.

At the request of HCHL, trading in the Shares was suspended with effect from 9:30 a.m. on Friday, 22nd July, 2005, pending the release of this announcement. An application has been submitted to the Stock Exchange requesting the resumption of trading in the Shares with effect from 9:30 a.m. on Monday, 25th July, 2005.

This announcement is made further to the document dated 20th June, 2005 sent by HCHL to the Shareholders in relation to the Proposal (the "Scheme Document"). Terms defined in the Scheme Document have the same meanings when used in this announcement.

RESULTS OF THE COURT MEETING AND THE SPECIAL GENERAL MEETING

The directors of HLD and the directors of HCHL jointly announce that the results of the Court Meeting and the Special General Meeting both held on Friday, 22nd July, 2005 are as follows:

(i) Court Meeting

	Votes cast by the Independent Shareholders either in person or by proxy	Votes cast by the Independent Shareholders either in person or by proxy in favour of the Scheme	Votes cast by the Independent Shareholders either in person or by proxy against the Scheme
Number of Shares represented	65,591,402	64,267,826 *(Note 1)*	1,323,576 *(Note 2 & 3)*
Number of Independent Shareholders	137	98	41

Notes:

1. Such number represents approximately 97.98% of the number of Shares held by all the Independent Shareholders present and voting either in person or by proxy at the Court Meeting.

2. Such number represents approximately 2.02% of the number of Shares held by all the Independent Shareholders present and voting either in person or by proxy at the Court Meeting.

3. Such number represents approximately 0.90% of the number of Shares held by all the Independent Shareholders.

At the Court Meeting, a total of 137 Independent Shareholders voted either in person or by proxy of whom two Independent Shareholders including HKSCC Nominees Limited voted both in favour of and against the Scheme.

The Scheme was approved (by way of a poll) by a majority in number of the Independent Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of the Shares that were voted either in person or by proxy by the Independent Shareholders at the Court Meeting, and the Scheme was not disapproved by the Independent Shareholders at the Court Meeting holding more than 10% in value of all the Shares held by the Independent Shareholders.

It is stated in the Scheme Document that the Shares held by the Controlling Parties and the Excluded Parties will neither be represented nor voted at the Court Meeting, such votes were not known to have been cast at the Court Meeting.

(ii) **Special General Meeting**

At the Special General Meeting, voting by way of poll was demanded by the chairman of the Special General Meeting. A total of 497,776,205 Shares representing the entire issued share capital of HCHL entitled the holders to attend and vote for or against the special resolution at the Special General Meeting. A total of 400,653,373 Shares were voted either in person or by proxy at the Special General Meeting, of which 399,667,816 Shares (amounting to approximately 99.75% of the Shares voted at the Special General Meeting) were voted in favour of the special resolution and 985,557 Shares (amounting to approximately 0.25% of the Shares voted at the Special General Meeting) were voted against the special resolution. The special resolution to approve and give effect to the Scheme (including the cancellation of the Scheme Shares and the reduction of the issued share capital of HCHL) was duly passed by a majority of at least three-fourths of votes cast by the Shareholders present and voting, in person or by proxy at the Special General Meeting.

It is stated in the Scheme Document that Mr. Jackson Woo Ka Biu, being one of the Excluded Parties, would not take part or vote as a Shareholder at any meetings of the Shareholders to approve the Proposal, such votes were not known to have been cast at the Special General Meeting by Mr. Jackson Woo Ka Biu or his nominees in respect of the Shares beneficially owned by him.

HCHL appointed its branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited as the scrutineers at the Court Meeting and the Special General Meeting for the vote-taking.

CURRENT STATUS OF THE CONDITIONS OF THE PROPOSAL

Shareholders and/or potential investors in HCHL should be aware that the implementation of the Proposal and the Scheme is still subject to the following Conditions (c) and (d) being fulfilled, and thus the Proposal and the Scheme may or may not become effective:

"(c) the sanction of the Scheme (with or without modifications) by the Supreme Court and the delivery to the Registrar of Companies in Bermuda of a copy of the order of the Supreme Court for registration; and

(d) compliance, to the extent necessary, with the procedural requirements of Section 46(2) of the Companies Act in relation to the reduction of the issued share capital of HCHL."

Subject to such Conditions of the Proposal being fulfilled, the Scheme is expected to become effective on the Effective Date, which is expected to be Friday, 12th August, 2005 (Bermuda time). The Scheme will lapse if it does not become effective on or before 30th November, 2005 or such later date as HLD and HCHL may agree or, to the extent applicable, as the Supreme Court may allow and the Shareholders will be notified accordingly by press announcement(s).

The directors of HCHL intend that the listing of the Shares on the Stock Exchange will be withdrawn if the Scheme is implemented and be maintained in the event that the Scheme is not approved or withdrawn or lapses.

Shareholders and/or potential investors in HCHL are advised to exercise extreme caution when dealing in the Shares.

EFFECTIVE DATE OF THE SCHEME

The Scheme will become effective when it is sanctioned (with or without modification) by the Supreme Court and a copy of the order of the Supreme Court is delivered to the Registrar of Companies in Bermuda for registration. It is expected that the Scheme will become effective on Friday, 12th August, 2005 (Bermuda time). Shareholders will be notified of the exact date on which the Scheme becomes effective by further press announcements.

EXPECTED TIMETABLE

Shareholders should note that the expected timetable for the Proposal is as follows:

Supreme Court hearing of the petition to sanction the Scheme *(Note 1)*	Friday, 5th August, 2005
Press announcement of the results of hearing of the petition to sanction the Scheme in South China Morning Post and Hong Kong Economic Journal	Monday, 8th August, 2005
Last day for dealings in the Shares	Monday, 8th August, 2005

Latest time for lodging transfers of the Shares to qualify for entitlements under the Scheme	4:00 p.m. on Thursday, 11th August, 2005
Book close date *(Note 2)*	Friday, 12th August, 2005
Record Time	5:00 p.m. on Friday, 12th August, 2005
Effective Date *(Notes 1 and 3)*	Friday, 12th August, 2005
Press announcement on the Effective Date and withdrawal of listing in South China Morning Post and Hong Kong Economic Journal	Monday, 15th August, 2005
Withdrawal of the listing of the Shares on the Stock Exchange becomes effective *(Note 3)*	9:30 a.m. on Monday, 15th August, 2005
Cheques for cash entitlements to the Cancellation Price to be despatched on or before	Monday, 22nd August, 2005

Shareholders should note that the above timetable is subject to change. Further announcement(s) will be made in the event that there is any such change.

Notes:

1. All references in this announcement to times and dates are references to Hong Kong times and dates other than references to the expected date for the Supreme Court hearing of the petition to sanction the Scheme and the Effective Date, which are references to the relevant dates in Bermuda. For the period from the date of this announcement to 29th October, 2005, Bermuda time is 11 hours behind Hong Kong time.

2. The registers of members of HCHL kept in Bermuda and Hong Kong will be closed on and after this date for the purpose of determining Scheme Shareholders who are qualified for entitlements under the Scheme.

3. The Scheme will become effective when it is sanctioned (with or without modification) by the Supreme Court and a copy of the order of the Supreme Court is delivered to the Registrar of Companies in Bermuda for registration. Independent Shareholders should note the Conditions of the Proposal set out in the Scheme Document. It is expected that the listing of the Shares on the Stock Exchange will be withdrawn with effect from 9:30 a.m. on Monday, 15th August, 2005.

APPLICATION FOR WITHDRAWAL OF LISTING

An application for the withdrawal of the listing of the Shares will be made to the Stock Exchange. Subject to the approval of the Stock Exchange, it is expected that the last day for dealings in the Shares on the Stock Exchange will be Monday, 8th August, 2005 and the listing of the Shares on the Stock Exchange will be withdrawn with effect from 9:30 a.m. on Monday, 15th August, 2005.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of HCHL, trading in the Shares was suspended with effect from 9:30 a.m. on Friday, 22nd July, 2005, pending the release of this announcement. An application has been submitted to the Stock Exchange requesting the resumption of trading in the Shares with effect from 9:30 a.m. on Monday, 25th July, 2005.

CLOSURE OF REGISTERS, REGISTRATION AND PAYMENT

In order to establish entitlements to the Cancellation Price under the Scheme, the registers of members of HCHL in Bermuda and in Hong Kong will be closed immediately after 4:00 p.m. on Thursday, 11th August, 2005, or such other date as may be notified to the Scheme Shareholders by press announcements and the last day for dealings in the Shares on the Stock Exchange will be Monday, 8th August, 2005. **In order to qualify for entitlements under the Scheme, the Scheme Shareholders or their successors in title should ensure that their Shares are registered or lodged for registration in their names or in the names of their nominees before the Register is closed. HCHL's branch share registrar in Hong Kong is Computershare Hong Kong Investor Services Limited at Shops 1712-1716 Hopewell Centre, 183 Queen's Road East, Hong Kong.** If the Scheme becomes effective, cheques for cash entitlements to the Cancellation Price are expected to be sent on or before Monday, 22nd August, 2005 to the Scheme Shareholders whose names appear on the Register at 5:00 p.m. on Friday, 12th August, 2005.

By Order of the Board of
Henderson Land Development Company Limited
Timon LIU Cheung Yuen
Company Secretary

By Order of the Board of
Henderson China Holdings Limited
Richard LAW Cho Wa
Company Secretary

Hong Kong, 22nd July, 2005

As at the date of this announcement, the board of directors of HLD comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee and Suen Kwok Lam; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

The directors of HLD jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCHL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCHL Group) misleading.

As at the date of this announcement, the board of directors of HCHL comprises: (1) executive directors: Lee Ka Kit (Chairman), Lee Shau Kee, Colin Lam Ko Yin, Lee King Yue, Leung Sing, Lee Ka Shing, Patrick Kwok Ping Ho, Ho Wing Fun and Cheung Fong Ming; (2) non-executive directors: Wong Ying Wai, Kan Fook Yee and Philip Yuen Pak Yiu; and (3) independent non-executive directors: Liang Shangli, Gordon Kwong Che Keung and Leung Yuk Kwong.

The directors of HCHL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HLD Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HLD Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HLD Group) misleading.

* *for identification purpose only*